

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 13, 2017

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re:** **Bloom Energy Corporation**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 30, 2017**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

Registration Statement

1. We may have further comments when you provide the disclosure and revisions mentioned in your response to comments 5, 7, 12 and 18.

Overview, page 1

2. Please tell us the criteria you used to determine that the customers you highlight in the added disclosure in the last sentence of the first paragraph are objectively representative

of your business. Include in your response whether any unnamed customers also satisfy those criteria.

Purchase Options, page 62

3.   We note your response to comment 2 and your disclosure on page 56 that product acceptances and product revenue "are generally not correlated." It is unclear how investors can determine from your disclosure the extent that each purchase option is contributing to your revenue during the periods presented and the extent those relative contributions change between periods. Please advise or revise.

Third-party PPAs, page 64

4.   Please disclose the portion of the 85 MW commitment that has been completed.

Obligations under the PPA II Tariff Agreement, page 74

5.   If the servers' performance is near the "minimum threshold" mentioned in clause (iii) added in the first paragraph in response to comment 6, revise so this is clear to investors.

PPA IIIb, page 76

6.   Reconcile your disclosure in the last full paragraph on page 76 regarding your obligation under the quarterly output guarantee with the information in response 15 of your letter to us dated August 12, 2016.

Liquidity and Capital Resources, page 97

7.   Please address the first sentence of comment 9 which asked you to clarify your disclosure regarding subsidiaries to state, if true, that your PPA entities are considered subsidiaries for purposes of any default under the notes. Also, disclose the restrictions on your ability to secure additional debt mentioned in your response to the last sentence of comment 9, and include any appropriate risk factor regarding restrictions on your ability to issue debt or stock due to those restrictions or provisions like section 4.03 of exhibit 4.20.

8.   We note your response to comment 8 and your disclosure on page 68 that the service agreement is renewed on an annual basis. We also note your disclosure on page 70 that the O&M Agreement and administrative services agreement have a term coincident with the term of the PPA project and your disclosure on page 64 that the third-party PPA O&M agreements have a term equal to or greater than the offtake agreements. Therefore, it is unclear whether the agreements renew annually or extend for the term of the project. If the agreements extend for the term of the project, it is unclear how investors will know the aggregate amount to be received under the agreements and when those amounts will end under existing agreements. Please advise.

Factors Driving Customer Adoption, page 129

9.   We will continue to evaluate your response to comment 11 after you provide the supplemental information mentioned in the third paragraph of that response and the emissions information mentioned in response 16 of your letter to us dated September 6, 2017. Also, please clarify the significance of the green line in the graphic added on page 129; include how the weighted the average is calculated, and whether the identified "source" provided the weighted average calculation.

Principal and Selling Stockholders, page 163

10.   It is unclear how you addressed that part of comment 14 seeking disclosure of the natural persons who exercise the sole or shared voting and/or dispositive powers with regard to the shares disclosed. We note for example footnote 14 and the individuals who share the beneficial ownership mentioned in footnote 13. Please revise as appropriate.

Underwriting, page 183

11.   Please disclose in your current prospectus the underwriter's transactions that you mention in the last sentence of your response to comment 15.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-24

12.   We reference your response to comment 16 that the substance of the sales lead generation payments under the development fee agreement was a return of capital to the tax equity investor, and therefore, was accounted for as a reduction in non-controlling interest. Since payments under this agreement are equity related transactions please explain to us why these are characterized as "sales lead generation payments." Please also clarify whether there was any residual financial statement impact from the returned capital that is related to the server transactions referred to in your response.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.   We note your response to comment 17. Please disclose the information required by Regulation S-K Item 701 regarding the issuance of the 10% notes.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP